Exhibit 99.1

ReneSola Announces Results of Annual General Meeting

SHANGHAI, China, August 29, 2016 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy efficient technology products, today announced that all shareholder resolutions proposed at the Company’s 2016 annual general meeting of shareholders held today were duly passed. Specifically, the shareholders’ resolutions approved the following:

1.	the consolidated financial statements of the Company for the year ended December 31, 2015, together with the reports of the auditors thereon.

2.	the re-election of Mr. Xianshou Li as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s articles of association.

3.	the election of Ms. Julia Xu as an independent director of the Company in accordance with the Company’s articles of association.

4.	the election of Mr. Weiguo Zhou as an independent director of the Company in accordance with the Company’s articles of association.

5.	the amendment of articles 10.1 and 10.2 of the Plan as follows in order to change the term of the Company’s 2007 Share Incentive Plan (the “Plan”), as amended and restated, to the period from August 29, 2016, the date of the annual general meeting of the Company, to August 29, 2026, the tenth anniversary of the date of the Effective Date:

10.1. Effective Date. The Plan, as amended and restated, is effective on August 29, 2016, the date of shareholders’ approval at the annual general meeting of the Company (the “Effective Date”).

10.2. Expiration Date. The Plan, as amended and restated, will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

6.	the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com